AUDITED FINANCIAL STATEMENT REPORT

Period Ended December 31, 2025
AZURE PRINTED HOMES, INC.
(With comparative financial information for the year ended December 31, 2024)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Azure Printed Homes, Inc.
Gardena, California

Opinion

We have audited the consolidated financial statements of Azure Printed Homes, Inc., which comprise the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Azure Printed Homes, Inc. as of December 31, 2025, and December 31, 2024, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Azure Printed Homes, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Azure Printed Homes, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a reasonable period of time.

  We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

April 22, 2026
Patrick Hughes, CPA Kentucky,
US Lic#9441
Accounting Execs LLC

AZURE PRINTED HOMES INC.
CONSOLIDATED BALANCESHEET
(AUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	928,434	792,625
Inventory	1,317,952	238,404
Note Receivable	45,000	198,745
Accounts Receivable, net	2,106,978	-
Other Current Assets	58,427	216,407
Total Current Assets	**4,456,792**	**1,446,181**
Property and equipment, net	5,269,603	3,706,084
Intangibles, net	124,543	180,212
Right of Use Asset	383,393	685,525
Other Assets	713,718	-
Total Assets	$ 10,948,049	$ 6,018,002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	97,831	227,922
Current Portion of Loans	2,241,137	97,716
Current portion of Lease Liability	317,633	293,290
Deferred Revenue	-	68,151
Other Current Liabilities	149,047	133,561
Total Current Liabilities	**2,805,648**	**820,640**
Simple Agreements for Future Equity	333,995	5,838,008
Loans	4,893,048	2,452,895
Change in Fair Value-SAFE obligation	444,929	0
Lease Liability	55,445	373,077
Total Liabilities	**8,533,065**	**9,484,620**
STOCKHOLDERS EQUITY		
Common Stock	6782	2,020
Additional Paid In Capital	7,319,692	89,309
Accumulated Deficit	(4,911,490)	(3,557,947)
Total Stockholders' Equity	**2,414,984**	**(3,466,618)**
Total Liabilities and Stockholders' Equity	$ 10,948,049	$ 6,018,002

See accompanying notes to financial statements.

AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(AUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2025	2024
Net Revenue	7,069,935	5,115,340
Cost of Goods Sold	4,474,168	2,901,490
Gross profit	**2,595,767**	**2,213,850**
Operating expenses		
General and Administrative	1,819,731	2,128,186
Sales and Marketing	139,902	231,348
Total operating expenses	**1,959,633**	**2,359,534**
Net Operating Profit	**636,134**	**(145,684)**
Interest Expense	(252,997)	(260,799)
Other Income/(Loss)	(1,020,277)	(385,244)
Loss before provision for income taxes	**(637,140)**	**(791,727)**
Provision/(Benefit) for income taxes	-	-
Net Loss	**(637,140)**	**(791,727)**

See accompanying notes to financial statements



AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(AUDITED)

(in , $ US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	2,000,000	8,678	-	-	-	(521,286)	(512,608)
Net Income/(Loss)	-	-	-	-	-	(226,698)	(226,698)
Balance—December 31, 2021	2,000,000	8,678	-	-	-	(747,984)	(739,306)
Issuance of common shares	20,000	(6,658)	-	-	6,658	-	-
Share based compensation expense	-	-	-	-	11,394	-	11,394
Net Income/(Loss)	-	-	-	-	-	(818,193)	(818,193)
Balance—December 31, 2022	2,020,000	2,020	-	-	18,052	(1,566,177)	(1,546,104)
Share based compensation expense	-	-	-	-	(4,076)	-	(4,076)
Net Income/(Loss)	-	-	-	-	-	(1,200,042)	(1,200,042)
Balance—December 31, 2023	2,020,000	2,020	-	-	13,977	(2,766,219)	(2,750,222)
Share based compensation expense	-	-	-	-	75,332	-	75,332
Net Income/(Loss)	-	-	-	-	-	(791,727)	(791,727)
Balance—December 31, 2024	2,020,000	2,020	-	-	89,309	(3,557,946)	(3,466,617)
Share based compensation expense	-	-	-	-	83,835	-	83,835
Net Income/(Loss)	-	-	-	-	-		-
Balance—December 31, 2025 - Class A	2,020,000	2,020	-	-	173,144	(3,557,946)	(3,382,782)
Class B:							
Issuance of common shares	4,761,632.00	4,762	-	-	7,146,548	-	7,151,310
Net Income/(Loss)	-	-	-	-	-	(637,140)	(637,140)
Balance—December 31, 2025 - Class B	4,761,632.00	4,762	-	-	7,146,548	(637,140)	6,514,170
Other Adjustments	-	-	-	-	-	(716,404)	(716,404)
Balance—December 31, 2025 - Class A+B	$ 6,781,632.00	6,782	-	-	$ 7,319,692	$ (4,911,490)	$ 2,414,984

See accompanying notes to financial statements

AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	(637,140)	(791,727)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
Fair value adjustment - SAFEs	0	109,539
Share based compensation expense	0	75,332
Amortization expense	13,101	35,902
Depreciation expense	707,816	587,360
Changes in operating assets and liabilities:		
Accounts Receivable	(1,604,626)	86,638
Other Current Assets	(503,780)	(127,891)
Prepaid Expenses	153,438	0
Accounts Payable	(122,312)	151,620
Deferred Revenue	(68,151)	68,151
Inventory	(1,079,548)	151,347
Other Current Liabilities	(279,610)	132,131
Net cash provided/(used) by operating activities:	**(2,783,672)**	**175,707**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,271,335)	(2,612,585)
Other Asset	(50,800)	
Purchases of Intangible Assets	(54,909)	(179,478)
Net cash used in investing activities	**(2,377,044)**	**(2,792,063)**
CASH FLOW FROM FINANCING ACTIVITIES		
Loans, borrowings	4,519,010	1,853,786
SAFE investments	(5,059,083)	1,368,403
Proceeds from Issuance of Class B Common Stock	7,235,145	-
Equity Raising Costs	(65,372)	
Opening Balance Equity Adjustment	(651,034)	
Note Receivable	(45,000)	(198,745)
Net cash provided by financing activities	**5,933,666**	**3,023,444**
Change in Cash	**135,810**	**407,087**
Cash—beginning of year	792,625	385,537
Cash—end of year	$ $928,434	$ 792,625
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ (260,799)

See accompanying notes to financial statements.



AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

1.   NATURE OF OPERATIONS

Azure Printed Homes Inc. was incorporated on March 28, 2022, in the state of Delaware. The consolidated financial statements of Azure Printed Homes Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California. Azure Printed Homes, Inc. owns 100% shares of Azure Construction, Inc.

Azure Construction Inc. was incorporated on August 19, 2019, in the state of California. It is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

Azure Printed Homes Inc. 3D-prints homes, ADUs and backyard studios with a material consisting primarily of recycled polymers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.



9

AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2024, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2025, and 2024, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using the weighted average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred , and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undisclosed cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount



exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as five years.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a compon ent of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progresses towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, the delivery of key deliverables, or the attainment of specified performance metrics. Revenue recognized to date is calculated based on the achievement of these specific milestones.

The Company earns revenues from construction services provided.

Cost of sales

Costs of goods sold include the cost of labour, raw materials and ingredients, commissions, distribution services, federal excise tax, freight, delivery, packing materials, production payroll, and overhead.



Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $139,903 and $231,348 which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2026, which is the date the financial statements were available to be issued.

3. INVENTORY

Inventories consist of the following items:

As of Year Ended December 31,	2025	2024
Raw Materials	1,317,952	238,404
Total Inventory	**$ 1,317,952**	**$ 238,404**

4. NOTE RECEIVABLES

The details of the Company's note receivables and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2025					For the Year Ended December 2024				
					Interest Income	Accrued Interest	Current Portion	Current Portion	Indebtedness	Interest Expense	Accrued Interest	Current Portion	Current Portion	Indebtedness
Note Receivable - Constellation	198,745	6.00%	12.31.2025	12.31.2025	-	-	-		-	-	-	198,745	-	198,745
Note Receivable - Coastline	45,000				-	-	45,000		45,000					
Total					-	-	45,000		45,000	-	-	198,745	-	198,745



5. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2025	2024
Prepaid Expenses	0	153,438
Deposits	56,998	62,969
Total Other Current Assets	**$ 56,998**	**$ 216,407**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2025	2024
Accrued expenses	133,561	133,561
Elite Clearing	7,778	0
Payroll and garnishments	7,708	0
Total Other Current Liabilities	**$149,047**	**$ 133,561**

6. PROPERTY AND EQUIPMENT

As of December 31, 2025, and December 31, 2024, property and equipment consist of:

As of Year Ended December 31,	2025	2024
Equipment	6,470,219	4,297,439
Leasehold Improvements	94,560	252,352
Fixed assets, at Cost	**6,564,779**	**4,549,791**
Accumulated depreciation	(1,295,176)	(843,707)
Fixed assets, Net	**$ 5,269,603**	**$ 3,706,084**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2025, and 2024 were in the amount of $707,816 and $587,360 respectively.

7. INTANGIBLE ASSETS

As of December 31, 2025, and December 31, 2024, intangible asset consists of:

As of Year Ended December 31,	2025	2024
Research & Development	170,890	227,829
Patents & Trademarks	2,657	94,560
Intangible assets, at cost	**173,547**	**227,829**
Accumulated amortization	(49,003)	(47,617)
Intangible assets, Net	**$124,544**	**$ 180,212**

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2025, and 2024 were in the amount of $13,101 and $35,902, respectively.



AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

8.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock, par value $0.001 per share. As of December 31, 2025, and as of December 31, 2024, 2,020,000 shares of Common Stock Class A and 4,761,632 shares of Class B (Converted from SAFE) have been issued.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with a $0.001 par value. As of December 31, 2025, and December 31, 2024, 0 shares of Preferred Stock have been issued and are outstanding.

9.   SHARE-BASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 300,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or nonemployee are limited, depending on the type of award.

Stock Options

The Company has granted stock options in prior periods. No new stock options were granted during the year ended December 31, 2025.

The stock options previously granted were valued using the Black-Scholes pricing model with assumptions consistent with those disclosed in prior periods.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.



A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	20,000	1.93	6.03
Granted	130,000	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	150,000	2.54	4.23
Exercisable Options at December 31, 2024	150,000	2.54	4.23
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	150,000	2.54	4.23
Exercisable Options at December 31, 2025	150,000	2.54	4.23

Stock option expenses for the year ended December 31, 2025, and December 31, 2024, were $83,835 and $75,331, respectively.

10. LEASES

The Company has three operating leases for business premises. The Company's leases have terms maturing through 2027. Monthly payment is $28,000 and contains escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The remaining lease term for operating leases as of December 31, 2025, is 1.17 years.

The discount rate for operating leases as of December 31, 2025, is 8%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025, are as follows:

2026	336,000
2027	56,000
Total undiscounted lease payments	392,000
Less: Present value discount	(18,922)
Total lease liability	**$ 373,078**



11. DEBT

Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2025			For the Year Ended December 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Colorado Housing and Finance-	3,895,000	1.50%	30/09/2025	01/10/2034	130,140	3,321,910	3,452,051	-	1,904,291	1,904,291
Ford Motor	66,252	3.90%	26/08/2025	26/08/2029	13,713	36,909	50,622	15,491	47,522	63,014
ENGS Loans	216,994	7.31%	4/19/2023	4/19/2027	47,738	46,155	93,893	60,648	75,135	135,783
Envision Loan	38,997	15.00%	08/03/2023	08/03/2027	8,272	11,678	19,949	5,840	21,278	27,118
SBA EDIL	504,315	3.75%	5/23/2020	5/23/2050	-	484,970	484,970	15,737	469,233	484,970
HUM Loan	3,000,000	14.40%	10/1/2025	3/31/2027	1,943,558	1,085,232	3,028,790			
WF Lease-Forklift	3,011					3,910	3,910			
SBA					97,716					
Debt Issuance Cost	-	0.00%	0					-	(64,565)	(64,565)
Total					**$ 2,241,137**	**$ 4,990,764**	**$ 7,134,185**	**$ 97,716**	**$ 2,452,895**	**$ 2,550,611**

SAFE

The Company has issued Simple Agreements for Future Equity ("SAFEs") in prior periods. During the year ended December 31, 2025, certain SAFE instruments were converted into equity upon a qualifying financing event.

During the year, SAFE units were converted into **4,761,632 Class B shares** at **$0.001 par value**, resulting in a total amount raised of **$7,151,310**.

The remaining SAFEs continue to carry terms consistent with prior periods, including valuation caps, discount rates, and conversion features upon future equity financing or liquidity events.

Outstanding SAFEs as of December 31, 2025

Investors	Shares on Conversion	Principal Amount $	Valuation Cap $	Discount	SAFE Price
Madison Trust Company FBO Matthew Markel	7,553	7,500	12,000,000	10%	0.993
William R Harris IRA	100,712	100,000	12,000,000	10%	0.993
DH & RK Investments LLC	126,389	125,495	12,000,000	10%	0.993
Ping Liu (Anna)	60,428	100,000	20,000,000	10%	1.655
Brett Morris	432	1,000	28,000,000	10%	2.317
Total SAFE(s)		**333,995**			



If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to the above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

12. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

As of Year Ended December 31,	2025	2024
Net Operating Loss	(1,005,120)	(781,457)
Valuation Allowance	1,005,120	781,457
Net Provision for income tax	-	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

As of Year Ended December 31,	2025	2024
Net Operating Loss	(1,185,112)	(1,005,120)
Valuation Allowance	1,185,112	1,005,120
Total Deferred Tax Asset	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had net operating loss ("NOL") carryforwards of approximately $4,195,086. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.



AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

13. RELATED PARTY

There are no other related party transactions as of December 31, 2025, and 2024.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 15, 2026, the date the financial statements were available to be issued and has determined that no events have occurred that require adjustment or disclosure.

